

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2022

Thomas Schiller
Chief Financial Officer
indie Semiconductor, Inc.
32 Journey
Aliso Viejo, California 92656

> **Re: indie Semiconductor, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 21, 2022**
> **File No. 333-261269**

Dear Mr. Schiller:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2022 letter.

Amendment No. 2 to Form S-1

Cover Page

1. We note your response to our prior comment 2 and reissue. Please disclose the extent of your operations in China and Hong Kong. Please quantify, where possible, the portion that Wuxi, including its wholly-owned subsidiaries, indie Semiconductor HK, Ltd and Shanghai Ziying Microelectronics Co., Ltd, contributes to your operations and revenues.

Executive Compensation, page 76

2. Please update executive compensation disclosure as of the fiscal year ended December 31, 2021.

      You may contact Bradley Ecker, Staff Attorney at (202)-551-4985 or Sherry Haywood, Staff Attorney at (202)-551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing